Mail Stop 3561

June 18, 2009

Daniel P. Donovan, Chief Executive Officer
Star Gas Partners, L.P.
2187 Atlantic Street
Stamford, Connecticut 06902

> **Re:** **Star Gas Partners, L.P.**
> **Form 10-K for Year Ended September 30, 2008**
> **Filed December 10, 2008**
> **File No. 1-14129**
>
> **Star Gas Finance Company**
> **Form 10-K for Year Ended September 30, 2008**
> **Filed December 10, 2008**
> **File No. 333-103873-01**

Dear Mr. Donovan:

We have completed our review of your Form 10-K and related filings, and we have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: R. Brian Brodrick, Esq.
       Phillips Nizer LLP
       Via Facsimile